                                                                      Exhibit 19

STATEMENTS OF INCOME (Unaudited)                     Georgia-Pacific Corporation and Subsidiaries




                                                                              Three months
                                                                            ended March 31,
                                                                      ------------------------
(MILLIONS, EXCEPT PER SHARE AMOUNTS)                                     1994             1993
- ----------------------------------------------------------------------------------------------
NET SALES                                                             $2,955           $2,944
- ---------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                                        2,346            2,268
  Selling, general and administrative                                    261              281
  Depreciation and depletion                                             185              188
  Interest                                                               121              129
  Other (income) expense                                                 (57)              36
- ----------------------------------------------------------------------------------------------
Total costs and expenses                                               2,856            2,902
- ---------------------------------------------------------------------------------------------
Income before income taxes,
 extraordinary item and
 accounting change                                                        99               42
Provision for income taxes                                                43                1
- ---------------------------------------------------------------------------------------------
Income before extraordinary item
 and accounting change                                                    56               41
Extraordinary item - loss from early
  retirement of debt, net of taxes                                       (11)               -
Cumulative effect of accounting
  change, net of taxes                                                    (5)               -
- ---------------------------------------------------------------------------------------------
NET INCOME                                                            $   40           $   41
- -----------------------------------------------------------------============================
Per share:
 Income before extraordinary item
  and accounting change                                               $  .63           $  .47
 Extraordinary item - loss from early
  retirement of debt, net of taxes                                      (.12)               -
 Cumulative effect of accounting
  change, net of taxes                                                  (.06)               -
- ---------------------------------------------------------------------------------------------
 Net income                                                           $  .45           $  .47
- -----------------------------------------------------------------============================
Average number of shares outstanding                                    88.7             86.6
- -----------------------------------------------------------------============================

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS (unaudited)                              Georgia-Pacific Corporation and Subsidiaries


                                                                            Three months
                                                                           ended March 31,
                                                                       -----------------------
(MILLIONS)                                                               1994           1993
- ----------------------------------------------------------------------------------------------
Cash provided by (used for) operations
 Net income                                                            $  40            $  41
 Adjustments to reconcile net income
  to cash (used for) operations:
    Depreciation                                                         175              178
    Depletion                                                             10               10
    Deferred tax (benefit)                                                (7)             (27)
    Amortization of goodwill                                              15               14
    Cumulative effect of accounting
      change, net of taxes                                                 5                -
    Stock compensation programs                                           (6)               5
    (Gain) on sale of capital assets                                      (7)             (15)
    Other (income) expense                                               (57)              36
    (Increase) in receivables                                           (116)             (52)
    (Increase) in inventories                                           (100)            (138)
    Change in other working capital                                      (45)              (3)
    Increase (decrease) in taxes payable                                  28              (92)
    (Decrease) in deferred income taxes                                  (25)               -
    Change in other assets and other
      long-term liabilities                                               27               (9)
- ----------------------------------------------------------------------------------------------
CASH (USED FOR) OPERATIONS                                               (63)             (52)
- ----------------------------------------------------------------------------------------------
Cash provided by (used for)
 investment activities
  Capital expenditures
   Property, plant and equipment                                        (138)             (72)
   Timber and timberlands                                                (14)             (27)
- ----------------------------------------------------------------------------------------------
  Total capital expenditures                                            (152)             (99)
  Proceeds from sales of assets                                          208               23
  Other                                                                   (2)              13
- ----------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)
 INVESTMENT ACTIVITIES                                                    54              (63)
- ----------------------------------------------------------------------------------------------
Cash provided by (used for)
 financing activities
  Repayments of long-term debt                                           (53)             (46)
  Additions to long-term debt                                              4              248
  Fees paid to issue debt                                                  -               (2)
  Increase in bank overdrafts                                             41                6
  Increase (decrease) in commercial paper and other
   short-term notes                                                       76              (52)
  Cash dividends paid                                                    (36)             (35)
- ----------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                     32              119
- ----------------------------------------------------------------------------------------------
Increase in cash                                                          23                4
  Balance at beginning of period                                          41               55
- ----------------------------------------------------------------------------------------------
  BALANCE AT END OF PERIOD                                             $  64            $  59
- -----------------------------------------------------------------------=======================

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS                                    Georgia-Pacific Corporation and Subsidiaries


                                                                   March 31,      December 31,
(MILLIONS EXCEPT SHARES AND PER SHARE AMOUNTS)                       1994              1993
- ---------------------------------------------------------------------------------------------
                                                                  (unaudited)
Assets
CURRENT ASSETS
  Cash                                                               $    64          $    41
  Receivables, less allowances of $33 and $32                            466              377
  Inventories                                                          1,264            1,202
  Other current assets                                                    19               26
- ---------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   1,813            1,646
- ---------------------------------------------------------------------------------------------
TIMBER AND TIMBERLANDS, NET                                            1,382            1,381
- ---------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land, buildings, machinery and equipment, at cost                   10,940           10,986
  Accumulated depreciation                                            (5,619)          (5,538)
- ---------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                                     5,321            5,448
- ---------------------------------------------------------------------------------------------
GOODWILL                                                               1,817            1,832
- ---------------------------------------------------------------------------------------------
OTHER ASSETS                                                             220              238
- ---------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $10,553          $10,545
- ---------------------------------------------------------------------========================
Liabilities and shareholders' equity
CURRENT LIABILITIES
  Bank overdrafts, net                                               $   214          $   173
  Commercial paper and other short-term notes                            726              650
  Current portion of long-term debt                                      239               57
  Taxes payable                                                           60               35
  Accounts payable                                                       517              582
  Accrued compensation                                                   155              184
  Accrued interest                                                       104              114
  Other current liabilities                                              303              269
- ---------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              2,318            2,064
- ---------------------------------------------------------------------------------------------
LONG-TERM DEBT, EXCLUDING CURRENT PORTION                              3,931            4,157
- ---------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                              828              827
- ---------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                  1,063            1,095
- ---------------------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity
  Common stock, par value $.80; 150,000,000 shares
   authorized; 90,355,000 and 90,269,000 shares
   issued                                                                 71               71
  Additional paid-in capital                                           1,200            1,202
  Retained earnings                                                    1,221            1,217
  Long-term incentive plan deferred compensation                         (45)             (56)
  Other                                                                  (34)             (32)
- ---------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                             2,413            2,402
- ---------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $10,553          $10,545
- ---------------------------------------------------------------------========================

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
GEORGIA-PACIFIC CORPORATION
MARCH 31, 1994


1. PRINCIPLES OF PRESENTATION. The interim financial information included herein is unaudited; however, such information reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. All such adjustments are of a normal, recurring nature. Certain 1993 amounts have been reclassified to conform with the 1994 presentation.

2. INCOME (LOSS) PER SHARE. Income (loss) per share is computed based on net income (loss) and the weighted average number of common shares outstanding, net of restricted shares. The effects of assuming issuance of common shares under long-term incentive, stock option and stock purchase plans were either insignificant or antidilutive.

3. ACCOUNTING CHANGE. Effective January 1, 1994 the Corporation adopted Financial Accounting Standard Number 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." FAS 112 requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The adoption of FAS 112 resulted in a one-time, after-tax charge of $5 million (6 cents per share) which was recognized in the 1994 first quarter.

4. OTHER (INCOME) LOSS. During the 1994 first quarter, the Corporation completed the sales of its roofing manufacturing and envelope businesses. The sale of the roofing manufacturing business resulted in an after-tax gain of $14 million ($24 million before taxes). The sale of the envelope business resulted in an after-tax gain of $24 million ($39 million before taxes). The Corporation received after-tax cash proceeds of approximately $156 million from these transactions.

       During the 1993 first quarter, the Corporation recorded an after-tax loss of $3 million ($36 million before taxes) on the sale of its paper distribution business. The large tax benefit resulted from the loss on the sale as well as the fact that the tax basis of capital stock included in the assets sold in the transaction was significantly greater than its financial basis.

5. SUPPLEMENTAL DISCLOSURES - STATEMENTS OF CASH FLOWS. The cash impact of interest and income taxes is reflected in the table below. The effect of foreign currency exchange rate changes on cash was not material in either period.

                                                Three months
                                              ended March 31,
                                            -------------------
       (Millions)                              1994       1993
       --------------------------------------------------------
       Total interest costs                    $ 122      $ 130
       Interest capitalized                       (1)        (1)
       --------------------------------------------------------
       Interest expense                        $ 121      $ 129
       ----------------------------------------================
       Interest paid                           $ 130      $ 139
       ---------------------------------------=================
       Income taxes paid, net of refunds       $  40      $ 153
       ---------------------------------------=================


6. INVENTORY VALUATION. Inventories include costs of materials, labor and plant overhead. The major components of inventories (at average cost) were as follows at March 31, 1994 and December 31, 1993: $337 million and $367 million for raw materials, $876 million and $786 million for finished goods and $267 million and $262 million for supplies. The Corporation uses the dollar value pool method for computing LIFO inventories. The excess of average cost over LIFO amounted to $216 million and $213 million at March 31, 1994 and December 31, 1993, respectively.

7. PROVISION FOR INCOME TAXES. Excluding asset sales, the Corporation reported pretax income before the extraordinary item and accounting change of $42 million and an income tax provision of $20 million for the three months ended March 31, 1994. For the three months ended March 31, 1993, the Corporation reported pretax income of $78 million and an income tax provision of $34 million, excluding asset sales.

       The actual effective tax rate for both periods was higher than the federal statutory rate primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

8. COMMITMENTS AND CONTINGENCIES. The Corporation is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters. The Corporation is self-insured for general liability claims up to $5 million per occurrence. Liability insurance in effect during the last several years provides coverage for environmental matters only in certain circumstances.

       The Corporation is involved in environmental remediation activities at numerous sites where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws and at certain of its own properties. Of the known sites in which it is involved, the Corporation estimates that slightly over 50 percent are being investigated. Of the remaining sites, approximately one-half are being remediated and the other one-half are being monitored, an activity which occurs after either site investigation or remediation has been completed. The ultimate costs to the Corporation for the remediation of these sites cannot be predicted with certainty due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such clean-ups, the evolving nature of cleanup technologies and government regulations and the inability to determine the Corporation's share of multi-party clean-ups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the clean-up of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $74 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserves for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis. No amounts have been recorded for potential recoveries from insurance carriers.

       In the fourth quarter of 1992, the Corporation filed suit in the State of Washington against numerous insurance carriers for coverage under comprehensive general liability insurance policies issued by those carriers. The Corporation is seeking a declaratory judgment to the effect that past and future environmental remediation and other related costs with respect to certain of the sites are covered by such policies.

       Approximately 220 suits involving 9,160 plaintiffs are currently pending in several State Courts in Mississippi. The suits allege a variety of torts including nuisance, trespass and infliction of emotional distress primarily related to the discharge of dioxin into the Leaf River from a pulp mill owned by a subsidiary of the Corporation. Three of these cases have been tried. A total of $241,000 in compensatory damages and $4 million in punitive damages were awarded to three plaintiffs in the first two cases (Ferguson and Simmons) with respect to certain claims. The jury found in favor of the Corporation with respect to a fourth plaintiff. The Corporation has appealed both judgments. On July 8, 1993, in the third Mississippi dioxin case tried, the jury returned a verdict in favor of the Corporation on all counts. The plaintiffs have filed a notice of appeal.

       On November 9, 1993, the circuit court judge to whom almost all the remaining Mississippi dioxin cases have been assigned issued an Order staying trials and other material proceedings in these cases until the Mississippi Supreme Court has decided the Ferguson and Simmons appeals. The Mississippi Supreme Court heard oral arguments in Ferguson and Simmons on March 21, 1994. No decision has been issued to date.

       In January 1994, one of the two dioxin cases pending in federal court in Mississippi, which was scheduled for trial in June 1994, was voluntarily dismissed with prejudice by the plaintiffs after testing indicated that no dioxin from the pulp mill was present on the plaintiff's property. In the second dioxin case pending in Federal Court, the plaintiffs filed a Notice of Voluntary Dismissal in February 1994.

       Although there can be no assurances as to the ultimate outcome of the approximately 220 suits pending against the Corporation for alleged discharges of dioxin, based on the opinions of counsel, the Corporation believes that substantial grounds exist for reversal of the judgments in Ferguson and Simmons and that it has meritorious defenses to the remaining lawsuits.

       On January 23, 1992, the mill's primary insurance carrier took the position that these claims are not within its coverage. Suit has been filed against the mill's carriers seeking a declaratory judgment to the effect that such claims are within the policy provisions.

       Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto and that such ultimate outcome, after taking such reserves into account, will not have a material adverse effect on the consolidated financial position of the Corporation.


SALES AND OPERATING PROFITS BY INDUSTRY SEGMENT (unaudited)                         Georgia-Pacific Corporation and Subsidiaries




                                                 Second Quarter              Third Quarter                 Fourth  Quarter
(Dollar amounts, except        First          ---------------------       ----------------------        --------------------------
per share, in millions)       Quarter         Quarter  Year-to-date       Quarter   Year-to-date        Quarter       Year-to-date
- ----------------------------------------------------------------------------------------------------------------------------------
1994
NET SALES
Building products         $1,767      60%
Pulp and paper             1,180      40
Other operations               8       -
- ----------------------------------------------------------------------------------------------------------------------------------
Total net sales           $2,955     100%
==================================================================================================================================
OPERATING PROFITS
Building products         $  247      97%
Pulp and paper               (53)    (20)
Other operations               3       1
Other income                  57      22
- ----------------------------------------------------------------------------------------------------------------------------------
Total operating
 profits                     254     100%
                                     ====
General corporate            (28)
Interest expense            (121)
Cost of accounts
 receivable sale
 program                      (6)
Provision for
  income taxes               (43)
- ----------------------------------------------------------------------------------------------------------------------------------
Income before
 extraordinary item
 and accounting change        56
Extraordinary item, net
  of taxes                   (11)
Accounting change,
  net of taxes                (5)
- ----------------------------------------------------------------------------------------------------------------------------------
Net income                $   40
==================================================================================================================================
Per common share:
 Income before
  extraordinary item
  and accounting
  change                  $  .63
 Extraordinary item         (.12)
 Accounting change          (.06)
- ----------------------------------------------------------------------------------------------------------------------------------
 Net income               $  .45
==================================================================================================================================



SALES AND OPERATING PROFITS BY INDUSTRY SEGMENT (unaudited)                       Georgia-Pacific Corporation and Subsidiaries




                                            Second Quarter                      Third Quarter                    Fourth Quarter
(Dollar amounts, except    First     ------------------------------     ------------------------------    --------------------------
per share, in millions)    Quarter    Quarter        Year-to-date        Quarter          Year-to-date     Quarter     Year-to-date
- ------------------------------------------------------------------------------------------------------------------------------------
1993
NET SALES
Building products      $1,596   54%     $1,782  56%    $3,378   55%     $1,781   60%    $5,159   57%     $1,908   60%  $ 7,067   58%
Pulp and paper          1,340   46       1,416  44      2,756   45       1,191   40      3,947   43       1,284   40     5,231   42
Other operations            8    -           7   -         15    -          10    -         25    -           7    -        32    -
- ------------------------------------------------------------------------------------------------------------------------------------
Total net sales        $2,944  100%     $3,205 100%    $6,149  100%     $2,982  100%    $9,131  100%     $3,199  100%  $12,330  100%
====================================================================================================================================
OPERATING PROFITS
Building products      $  309  148%     $  202 107%    $  511  129%     $  210   98%    $  721  118%     $  252  157%  $   973  126%
Pulp and paper            (67) (32)        (14) (7)       (82) (20)        (10)  (5)       (92) (15)        (95) (59)     (187) (24)
Other operations            2    1           -   -          3    -           4    2          7    1           3    2        10    1
Other income (expense)    (36) (17)          -   -        (36)  (9)         10    5        (26)  (4)          -    -       (26)  (3)
- ------------------------------------------------------------------------------------------------------------------------------------
Total operating
 profits                  208  100%        188 100%       396  100%        214  100%       610  100%        160  100%      770  100%
                               ====            ====            ====             ====            ====             ====           ====
General corporate         (29)             (33)           (62)             (67)           (129)             (76)          (205)
Interest expense         (129)            (133)          (262)            (128)           (390)            (123)          (513)
Cost of accounts
 receivable sale
 program                   (8)              (7)           (15)              (7)            (22)              (7)           (29)
(Provision) benefit for
  income taxes             (1)             (10)           (11)             (40)            (51)              10            (41)
- ------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  extraordinary item       41                5             46              (28)             18              (36)           (18)
Extraordinary item, net
  of taxes                  -               (8)            (8)              (8)            (16)               -            (16)
- ------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)      $   41           $   (3)        $   38           $  (36)         $    2           $  (36)       $   (34)
====================================================================================================================================
Per common share:
 Income (loss) before
  extraordinary item   $  .47           $  .06         $  .53           $ (.33)         $  .20           $ (.41)       $  (.21)
 Extraordinary item         -             (.09)          (.09)            (.09)           (.18)               -           (.18)
- ------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)     $  .47           $ (.03)        $  .44           $ (.42)         $  .02           $ (.41)       $  (.39)
====================================================================================================================================